Exhibit 1

Cemex announces record Net Income in FY 2024, substantial

progress on its decarbonization commitments,

and launches savings program “Project Cutting Edge”

•	Net Income of US$939 million, a fivefold increase year over year, reaching a recent record high.

•	Consolidated EBITDA grew 3% in 4Q24 with margin expanding by 0.4pp, while full-year EBITDA declined by 1% with stable margin, on a year-over-year basis.

•	Free cash flow after maintenance capex, adjusting for non-recurring taxes, at highest level since 2017.

•	Closed US$2.2 billion of divestments of non-core assets in emerging markets.

•

Introduced “Project Cutting Edge”, a savings program designed to deliver incremental EBITDA growth of $150 million in 2025 with a run rate of $350 million by 2027, with additional free cash flow benefits.

Monterrey, Mexico. February 6, 2025– Cemex reported its fourth quarter and full-year 2024 results today, reaching an annual EBITDA of US$3,079 million and a Net Income of US$939 million, a record in the company’s recent history. After an exceptional year in 2023, the company continues delivering strong results, reflected in the resiliency of its EBITDA margin and the highest free cash flow after maintenance capex since 2017, adjusting for the Spanish tax fine.

“I am proud of our achievements this year, as it marks a pivotal moment in the corporate transformation we envisioned in 2020,” said Fernando A. González, CEO of Cemex. “With the recovery of our investment grade ratings, improved free cash flow generation and the execution of US$2.2 billion in asset divestments, we can now pursue more aggressively our capital allocation priorities of growth through small to medium-sized acquisitions, primarily in the U.S., additional deleveraging, and building further on our shareholder return programs.”

Cemex also launched “Project Cutting Edge”, a three-year, US$350 million saving initiative to streamline operations and improve efficiency, heavily leveraging digital technology throughout the company. This program is anticipated to deliver US$150 million in incremental EBITDA in 2025 expecting to reach a run rate of US$350 million by 2027. “Project Cutting Edge” also contemplates expected savings at the free cash flow level.

In Climate Action, the company is advancing its Future in Action roadmap, making significant progress in profitable decarbonization by reducing Scope 1 and Scope 2 CO2 emissions by 15% and by about 17%, respectively, compared to 2020, a reduction that historically would have taken Cemex 16 years to achieve. Based on current emissions levels, Cemex is well on its way to reach its 2025 and 2030 CO2 emissions targets.

Cemex’s Consolidated 2024 Full Year and 4th Quarter Financial and Operational Highlights.

•	Net Sales decreased by 1% to US$16,200 million in 2024 and remained flat at US$3,811 million in the 4th quarter.

•	EBITDA decreased by 1% to US$3,079 million in 2024 and increased by 3% to US$681 million in the 4th quarter.

•	EBITDA margin remained flat in 2024 at 19.0% and increased by 0.4 percentage points to 17.9% in the 4th quarter.

•	Free Cash Flow after Maintenance Capital Expenditures increased to US$1,253 million in 2024, adjusting for the US$383 million payment related to the tax fine in Spain.

•	Net Income reached US$939 million, a record level in our recent history.

•	Net Leverage[1] stood at 1.81 times, its lowest level since the outbreak of the 2007 global financial crisis.

•	Growth investments contributed US$344 million to consolidated EBITDA in 2024.

•	EBITDA from Cemex’s Urbanization Solutions business increased by 4%, with margin expanding by 1.1 percentage points in 2024.

•	Reduction of Scope 1 and Scope 2 CO2 emissions of 15% and about 17%, respectively, compared to 2020.

Geographical Markets 2024 Full Year and 4th Quarter Highlights.

•

Sales in Mexico increased by 1% in 2024 to US$4,881 million and decreased by 6% in the 4th quarter to US$1,050 million. EBITDA increased by 3% in 2024 to US$1,475 million and decreased by 4% in the 4th quarter to US$283 million.

•

Cemex’s operations in the United States reported Sales of US$5,194 million in 2024, a decrease of 3%, and US$1,233 million in the 4th quarter, also a 3% decline. EBITDA decreased by 1% in 2024 to US$1,031 million and remained flat at US$238 million in the 4th quarter.

•

In the Europe, Middle East, and Africa region, Sales decreased by 2% in 2024 to US$4,631 million, and increased by 8% in the 4th quarter to US$1,155 million. EBITDA was US$637 million in 2024, 3% lower than the previous year, and US$177 million for the 4th quarter, a 43% increase.

•

Cemex operations in the South, Central America, and the Caribbean region reported Sales of US$1,244 million in 2024, remaining flat, and US$297 million in the 4th quarter, also remaining stable. EBITDA increased by 2% to US$234 million in 2024 and by 2% to US$57 million in the 4th quarter.

Note: All percentage variations related to Sales and EBITDA are on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared to the same period of last year. All references to EBITDA mean Operating EBITDA.

(1)	Calculated in accordance with our main bank debt agreements.

About Cemex

Cemex is a global construction materials company that is building a better future through sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the help of new technologies. Cemex offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience enabled by digital technologies. For more information, please visit: www.cemex.com

Contact information

Analyst and Investor Relations - New York

Blake Haider

+1 (212) 317-6011

ir@cemex.com

Analyst and Investor Relations - Monterrey

Patricio Treviño Garza

+52 (81) 8888-4327

ir@cemex.com

Media Relations

Jorge Pérez

+52 (81) 8259-6666

jorgeluis.perez@cemex.com

###

Except as the context otherwise may require, references in this press release to “Cemex,”” we,” ”us,” or ”our,” refer to Cemex, S.A.B. de C.V. and its consolidated subsidiaries. This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Cemex intends these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Cemex’s current expectations and projections about future events based on Cemex’s knowledge of present facts and circumstances and assumptions about future events, as well as Cemex’s current plans based on such facts and circumstances, unless otherwise indicated. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from Cemex’s expectations, including, among others, risks, uncertainties, assumptions, and other important factors discussed in Cemex’s most recent annual report and detailed from time to time in Cemex’s other filings with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, which if materialized could ultimately lead to Cemex’s expectations and/or expected results not producing the expected benefits and/or results. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. The forward-looking statements and the information contained in this press release are made and stated as of the dates specified in this press release and are subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or correct this press release or revise any forward-looking statements contained herein, whether to reflect new information, the occurrence of anticipated or unanticipated future events or circumstances, any change in our expectations regarding those forward-looking statements, any change in events, conditions, or circumstances on which any statement is based, or otherwise. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. All references to prices in this press release refer to Cemex’s prices for Cemex products and services. Unless otherwise specified, all references to records are internal records.

This press release and the documents referred to herein include certain non-International Financial Reporting Standards (“IFRS”) financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA (operating earnings before other expenses, net plus depreciation and amortization)” and “Operating EBITDA Margin”. The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in the reports, presentations, and documents to be disclosed during Cemex’s fourth quarter 2024 results conference call and audio webcast presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a “green”, “social”, or “sustainable” or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as “green” “social”, or “sustainable” or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as “green”, “social”, or “sustainable” or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

3